UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-1-276-2

Royal & Sun Alliance Insurance Group plc (Exact name of registrant as specified in its charter)

9th Floor, One Plantation Place
30 Fenchurch Street
London EC3M 3BD
44 (0) 20 7111 7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Ordinary shares, nominal value 27.5 pence per share (Title of each class of securities covered by this Form)
None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[X]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record of Ordinary shares, nominal value 27.5p per share as of the certification or notice date: 244

     Pursuant to the requirements of the Securities Exchange Act of 1934, Royal & Sun Alliance Insurance Group plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 21, 2006	By:	/s/ George Culmer
Name: GEORGE CULMER
Title: CHIEF FINANCIAL OFFICER